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                                                                    EXHIBIT 12.1

                          COOPER CAMERON CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (Amounts in millions of dollars)

                                                                                                              Pro forma (7)
                                                                                                            ------------------
                                                                                                   Quarter     Year     Quarter
                                                              Years ended December 31,              ended      ended     ended
                                                     -----------------------------------------     March 31,  Dec. 31,  March 31,
                                                     1996     1997      1998     1999     2000       2001       2000      2001
                                                     ----     ----      ----     ----     ----       ----       ----      ----
Pre-tax income from continuing operations           $ 92.0   $199.4    $195.7   $ 70.9   $ 43.8     $ 20.7     $ 43.8    $ 20.7
Equity adjustments:
  Deduct undistributed income of less than
   50% owned entities                                    -     (2.4)     (0.4)       -     (0.2)         -       (0.2)        -
Amortization of capitalized interest                     -        -         -      0.2      0.2          -        0.2         -
Less interest capitalized during the period              -        -      (2.2)       -        -       (0.1)         -      (0.1)

Fixed charges:
  Interest                                            20.9     28.6      34.9     27.8     18.0        4.2        9.1       2.3
  Interest portion of rental expense (1)               5.1      5.0       9.1      8.0      6.5        1.7        6.5       1.7
  Amortization of debt issuance expense                                                                           0.4       0.1
                                                    ------   ------    ------   ------   ------     ------     ------    ------
    Total fixed charges                               26.0     33.6      44.0     35.8     24.5        5.9       16.0       4.1
                                                    ------   ------    ------   ------   ------     ------     ------    ------
Earnings before income taxes and fixed charges      $118.0   $230.6    $237.1   $106.9   $ 68.3     $ 26.5     $ 59.8    $ 24.7
                                                    ======   ======    ======   ======   ======     ======     ======    ======
Ratio of earnings to fixed charges                     4.5(2)   6.9       5.4(3)   3.0(4)   2.8(5)     4.5(6)     3.7(8)    6.0(9)
                                                    ======   ======    ======   ======   ======     ======     ======    ======

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(1) The portion of rent included in the calculation is believed to be a reasonable approximation of the interest factor.

(2) Excluding nonrecurring/unusual charges of $7.3 million, the ratio of earnings to fixed charges would be 4.8.

(3) Excluding nonrecurring/unusual charges of $22.0 million, the ratio of earnings to fixed charges would be 5.9.

(4) Excluding nonrecurring/unusual charges of $10.6 million, the ratio of earnings to fixed charges would be 3.3.

(5) Excluding nonrecurring/unusual charges of $77.4 million, the ratio of earnings to fixed charges would be 5.9.

(6) Excluding nonrecurring/unusual charges of $7.1 million, the ratio of earnings to fixed charges would be 5.7.

(7) Pro forma calculation to give effect to the reduction in interest expense due to the refinancing.

(8) Excluding nonrecurring/unusual charges of $77.4 million, the ratio of earnings to fixed charges would be 8.6.

(9) Excluding nonrecurring/unusual charges of $7.1 million, the ratio of earnings to fixed charges would be 7.8.